Example Template : 77O



DEUTSCHE CALIFORNIA TAX-FREE INCOME FUND


N-Sar September 1, 2015 - February 29, 2016




Security Purchased	Cusip 	"Purchase/
Trade Date"	 Size (Shr) of Offering 	Offering Price
of Shares	Total ($) Amt of Offering	 Amt of
shares Purch by Fund 	% of Offering Purchased by
Fund	% of Funds Total Assets	Brokers	Purchased
From
EASTERN CALIF MUN WTR DIST WTR	27627TBG6
	26-Feb-16		120.25
	3,312,942.50
	CITIGROUP GLOBAL